Exhibit 99.1

AGENDA FOR THE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING OF SEQUANS COMMUNICATIONS S.A. (the “Company”)
TO BE HELD ON JUNE 25, 2021

Ordinary Matters

1.Approval of the statutory financial statements for the year ended December 31, 2020

2.Approval of the consolidated accounts for the year ended December 31, 2020

3.Allocation of net loss for the year ended December 31, 2020

4.Related-party agreements

5.Approval of the compensation plan for non-executive directors

6.Renewal of Mr. Georges Karam as director

7.Renewal of Ms. Wesley Cummins as director

8.Renewal of Mr. Zvi Slonimsky as director

9.Acknowledgment of reconstitution of the company's capital

10.Nomination of a second statutory auditor

Extraordinary Matters

11.Decision within the scope of Article L. 225-248 of the French Commercial Code

12.    Issuance of stock subscription warrants to subscribe up to 980,000 ordinary shares (representing, to date, 245,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, Mr. Yves Maitre and Mr. Wesley Cummins; powers to be granted to the Board of Directors

13.     Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

14.     Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class

15.    Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors

16.     Setting an overall ceiling of 5,000,000 ordinary shares (representing, to date, 1,250,000 ADS) for issues of stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 13, 14 and 15 of this general shareholders’ meeting

17.     Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of € 2,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders

18.     Delegation of powers to the Board of Directors to proceed to a reduction of the share capital by way of incorporation of losses into capital, with terms and timing to be decided by the Board of Directors

19.     Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

20.     Powers and formalities

RESOLUTIONS

I. ORDINARY MATTERS

FIRST RESOLUTION

Approval of the statutory financial statements for the year ended December 31, 2020

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report and the statutory auditor’s general report, approves the statutory financial statements for the year ended December 31, 2020, which report a loss of € 29,324,587 for the Company.

The general shareholders’ meeting also approves the transactions reported in those financial statements or summarized in those reports.

The general shareholders’ meeting acknowledges and approves, pursuant to Article 223 quater of the French General Tax Code, the expenses and charges corresponding to the expenses of Article 39-4 of said code and referred to in said annual accounts.

SECOND RESOLUTION

Approval of the consolidated accounts for the year ended December 31, 2020
The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report and the statutory auditor’s general report, approves the consolidated accounts for the year ended December 31, 2020, which report a consolidated loss of US$ 54,475,713.

The general shareholders’ meeting also approves the transactions reported in those financial statements or summarized in those reports.

THIRD RESOLUTION

Allocation of net loss for the year ended December 31, 2020

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, resolves to allocate in full the loss for the year ended December 31, 2020 and amounting to € 29,324,587 to the “Retained Earnings/Loss” account, which as a result show a negative balance of: € 246,425,991.

The general shareholders’ meeting also acknowledges that no dividends have been distributed during the preceding five fiscal years.

FOURTH RESOLUTION

Related-party agreements
The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings (shareholders directly or indirectly interested in any of said agreements not taking part in the vote), having heard the statutory auditor’s special report on related-party agreements referred to in Article L. 225-40 of the French Commercial Code, approves such report.

FIFTH RESOLUTION

Approval of the compensation plan for non-executive directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, resolves, in accordance with Article L. 225-45 of the French Commercial Code, to set, with effect from the financial year commencing on January 1, 2021 at US$ 220,000 per year the maximum amount to be distributed among the members of the Board of Directors, in respect of their activity, until a new general shareholders’ meeting decides otherwise.

The general shareholders’ meeting further resolves that directors’ fees so distributed shall be allocated among members of the Board of Directors as follows:

(i)Each non-executive director will receive directors’ fees as follows:
–Base directors’ fees    US$ 20,000 per year
–Additional directors’ fees paid in consideration
for a director’s membership on certain committees
. Member of the Audit Committee    US$ 6,000 per year
. Chair of the Audit Committee    US$ 12,000 per year
. Member of the Compensation Committee    US$ 4,500 per year
. Chair of the Compensation Committee    US$ 9,000 per year
. Member of the Governance Committee    US$ 2,500 per year
. Chair of the Governance Committee    US$ 5,000 per year

A non-executive director may not be a member of more than two committees nor chair more than one committee. No compensation shall be paid to non-executive directors whose terms of employment prohibit them from receiving compensation for board membership.

(ii)Each non-executive director may be reimbursed for reasonable travel expenses, upon presentation of receipts.

SIXTH RESOLUTION

Renewal of Mr. Georges Karam

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

resolves to renew the appointment of Mr. Georges Karam as a director of the Company, for a new term of office of three (3) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2023.

Mr. Karam has already given notice that he would accept the office to which he has just been appointed and has represented that he does not hold any other office with other companies in France that would prevent him from accepting said duties.

SEVENTH RESOLUTION

Renewal of Mr. Wesley Cummins as director

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

resolves to renew the appointment of Mr. Wesley Cummins as a director of the Company, for a new term of office of three (3) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2023.

Mr. Cummins has already given notice that he would accept the office to which he has just been appointed and has represented that he does not hold any other office with other companies in France that would prevent him from accepting said duties.

EIGHTH RESOLUTION

Renewal of Mr. Zvi Slonimsky as director

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report,

resolves to renew the appointment of Mr. Zvi Slonimsky as a director of the Company, for a new term of office of three (3) years which shall expire at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2023.

Mr. Slonimsky has already given notice that he would accept the office to which he has just been appointed and has represented that he does not hold any other office with other companies in France that would prevent him from accepting said duties.

NINTH RESOLUTION

Acknowledgment of reconstitution of the company's capital

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, taking into consideration management’s report to the Board of Directors, and keeping in mind the terms of the ninth resolution adopted by the shareholders in their annual meeting on June 28, 2019 in which it had been acknowledged that the statutory net equity of the Company had become inferior to half of the statutory capital amount as of December 31, 2018, but resolved to continue the operations of the Company.

Taking into consideration the capital increases of the Company which took place during the year ended December 31, 2020, the general shareholders’ meeting acknowledges the reconstitution of the statutory net equity position to be equal to at least half of statutory capital as of December 14, 2020.

TENTH RESOLUTION

Appointment of a second statutory auditor

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for ordinary general shareholders’ meetings, having heard the Board of Directors’ management report, resolves to appoint RSM Paris SAS, located at 26 rue Cambacérès 75008 Paris, as second statutory auditor for a period of six (6) fiscal years.

The term of office of RSM Paris SAS as second statutory auditor shall expire in 2027 at the conclusion of the annual ordinary general shareholders’ meeting convened to approve the financial statements for the year ended December 31, 2026.

II. EXTRAORDINARY MATTERS

ELEVENTH RESOLUTION

Decision within the scope of Article L. 225-248 of the French Commercial Code

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having studied the Board of Directors’ report, deliberating in accordance with the provisions of Article L. 225‑248 of the Commercial Code and acknowledging that as of December 31, 2020 that the shareholders’ equity of the Company had become equal to less than one half of the nominal capital, resolves continue the operations of the Company.

TWELFTH RESOLUTION

Issuance of stock subscription warrants to subscribe up to 980.000 ordinary shares (representing, to date, 245,000 ADS)- establishing the conditions for exercising the stock warrants and adoption of an issuance agreement - Revocation of shareholders’ preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Dominique Pitteloud, Mr. Hubert de Pesquidoux, Mr. Yves Maître and Mr. Wesley Cummins

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report,

Having regard to Articles L. 225-129 and L. 228-91 et seq. of the French Commercial Code,

1.)     Resolves to issue stock subscription warrants to subscribe up to 980,000 ordinary shares (representing, to date, 245,000 American depositary shares or ADS of the Company) (hereinafter, “stock warrants”) for a price of € 0.00000714 each, i.e., a total amount of € 7.00.

2.)     Resolves that at the time of subscription, the purchase price of the stock warrants must be paid in full either in cash, by wire transfer to any of the bank accounts opened in the Company’s name or setoff against a claim held against the Company for directors’ fees.

3.)     Resolves that subscriptions will be accepted from June 28, 2021 until July 11, 2021, inclusive, at the Company’s principal office. Payments must be made within a period of ten days following the subscription.

4.)     Resolves that each stock warrant shall entitle the holder thereof to acquire one new ordinary share of the Company with a par value of € 0.02 (hereinafter, “New Share”).

5.)     Resolves to delegate to the Board of Directors the power to certify the exercise price of the stock warrants, with the right to subdelegate such power in accordance with applicable laws and regulations. Such exercise price shall be equal to 1/4th of the closing price of the Company ADS on the New York Stock Exchange on this 25h day of June 2021.

6.)     Resolves that the New Shares subscribed by exercising the stock warrants shall be subscribed for and paid in full at the time of the subscription, in cash or by setoff against a claim held against the Company. These New Shares shall be subject to all provisions of the Company’s bylaws and, if applicable, shall enjoy all rights pertaining to shares in that class, as of the date the capital increase is completed.

7.)     Authorizes the Board of Directors to increase the share capital by a maximum nominal amount of € 19,600, which, on the basis of the issuance of 980,000 New Shares with a par value of € 0.02 each, corresponds to the exercise of 980,000 stock warrants.

8.)     Resolves to approve the terms and conditions governing the Director Warrants, as set forth in the form of Director Warrantst issuance agreement (hereinafter, “Director Warrants Issuance Agreement”) appended to these resolutions as Attachment 1, and adopts all provisions of said Director Warrants Issuance Agreement, which provide inter alia that the period during which the stock warrants may be exercised shall expire ten years from the date of issuance, i.e., June 25, 2031.

9.)     Resolves to set as follows the vesting conditions for the Director Warrants, the subscription of 140,000 Director Warrants (giving access to 140,000 ordinary shares upon exercise, representing, to date, 35,000 ADS) each being reserved for Mssrs. Alok Sharma, Zvi Slonimsky, Hubert de Pesquidoux, Dominique Pitteloud, Yves Maître, Richard Nottenburg and Wesley Cummins, described in detail in the Director Warrants Issuance Agreement, being specified that:

–the Director Warrants will vest on the first anniversary of their issuance, i.e. June 25, 2022, provided that the beneficiary still is a Director or is member of the Strategic Advisory Board on that date; and
–fully vested Director Warrants may be exercised at any time without restriction until June 25, 2031.

10.)     Acknowledges and confirms, to the extent necessary, that in accordance with Article L. 225-132 of the French Commercial Code, the decision of this shareholders’ meeting to issue the Director Warrants constitutes an automatic waiver by the shareholders, in favor of the holder of the Director Warrants, of their preemptive subscription right to the shares that may be subscribed by exercising and presenting such Director Warrants. Said waiver shall accrue in favor of the holder of the Director Warrants on the date they are exercised.

11.)     Resolves that the holder of the Director Warrants shall benefit from the protections afforded by applicable laws and regulations to holders of Director Warrants, in accordance with the requirements prescribed for this class of securities that confer equity rights, and as set forth in the Director Warrants Issuance Agreement.

12.)     In consequence of the foregoing, the shareholders’ meeting delegates to the Board of Directors full powers to carry out the increase of the share capital resulting from the exercise of the Director Warrants, and in particular to:

(i)Inform the beneficiaries of the Director Warrants, collect the subscription price for said stock warrants and perform all necessary formalities;

(ii)Carry out the increase of the share capital resulting from the exercise of the Director Warrants and, in particular, to:
-    collect the subscriptions and the payments of the price of the shares issued pursuant to the exercise of these Director Warrants;

-    if applicable, certify, at any time or at the first Board of Directors’ meeting following the end of each year, the number and par value of the shares subscribed by the holders of Director Warrants and the corresponding capital increases;
-    make the necessary amendments to the Company’s bylaws and perform all necessary formalities;
-    take in due course all measures that may be necessary to preserve the rights of the holders of Director Warrants in the cases prescribed by law and in accordance with the requirements of the Director Warrants Issuance agreements. However, during the entire period of validity of the Director Warrants, the Company shall be entitled (i) to change its legal form or corporate purposes without obtaining the prior authorization of the Director Warrants holders and (ii) to amend the rules for distributing profits, redeem its capital and create preferred shares that result in such amendment or redemption, provided it is authorized to do so in accordance with the requirements of Article L. 228-103 of the French Commercial Code and that, in consequence thereof, the Company takes the measures necessary to preserve the holders’ rights, in compliance with applicable laws and regulations; and
-    in general, enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

13.)    Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L.225-32 of the French Commercial Code and to reserve to Mr. Alok Sharma the subscription for 140,000 Directors Warrants.

14.)    Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Zvi Slonimsky the subscription for 140,000 Directors Warrants.

15.)    Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Dominique Pitteloud the subscription for 140,000 Directors Warrants.

16.)    Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Hubert de Pesquidoux the subscription for 140,000 Directors Warrants.

17.)    Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Yves Maître the subscription for 140,000 Directors Warrants.

18.)    Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Richard Nottenburg the subscription for 140,000 Directors Warrants.

19.)    Resolves to revoke the shareholders’ preemptive subscription rights provided by Article L. 225-32 of the French Commercial Code and to reserve to Mr. Wesley Cummins the subscription for 140,000 Directors Warrants.

20.)     Lastly, resolves that, within 15 days from this general shareholders’ meeting, the Board of Directors shall prepare an additional report on the exact impact of the issuance of the Directors Warrants on the position of holders of shares or equity securities, on the basis of the exercise price set by the Board of Directors, or pursuant to a subdelegation in accordance with applicable laws and regulations. Such price shall be reported to the next general shareholders’ meeting.

THIRTEENTH RESOLUTION

Authorization given to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with Articles L. 225-177 et seq. of the French Commercial Code,

1.)     Authorizes the Board of Directors to issue, when it deems appropriate, stock subscription options (“Options”), on one or more occasions, to the employees of the Company’s subsidiaries, as well as to the Company’s employees and corporate officers.

2.)     Resolves that the Options granted pursuant to this authorization shall not confer the right to subscribe a total number of shares greater than five million (5,000,000) shares with a par value of € 0.02, and further subject to the overall limit set forth in the SIXTEENTH resolution.

3.)     Resolves that each Option shall entitle the beneficiary thereof to subscribe one share in the Company with a par value of € 0.02 (hereinafter, “New Share”) at the market value of the Company’s shares, as determined on the date the Board of Directors actually grants said Option, and delegates to the Board of Directors the power to certify the exercise price, with the right to subdelegate such power in accordance with applicable laws and regulations. Such exercise price shall be equal to 1/4th of the closing price of the Company ADS on the New York Stock Exchange on the date said Option is actually granted.

4.)     Resolves that the Options must be exercised within a period of ten years from the date said Options are granted, and that they shall cease to be valid after such date.

5.)     Resolves that the New Shares subscribed by exercising the Options shall be subscribed and paid in full, in cash, at the time of the subscription. Such New Shares shall be subject to all provisions of the Company’s bylaws applicable to shares of the same class and shall enjoy all rights pertaining thereto as of the date the capital increase is completed.

6.)     Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of the Options, by the shareholders, of their preemptive subscription rights to the New Shares that will be issued as said Options are exercised. The increase in the share capital resulting from the exercise of the Options shall be definitively completed merely as the result of a statement that the Options are being exercised, accompanied by the New Shares subscription form and payment of the New Shares subscription price.

7.)     Confers full powers on the Board of Directors to implement this authorization and, in particular, to:
–determine the beneficiaries of the Options, in compliance with applicable laws and regulations, as well as the number of Options to be granted to each beneficiary, free of charge;
–determine the exercise price for these Options in accordance with the procedures established by said general shareholders’ meeting, in accordance with applicable laws and regulations;
–determine the dates and conditions necessary for exercising the Options, including but not limited to presence in the Company (or a Company’s subsidiary), seniority, or individual or collective performance criteria;
–determine the procedure by which the rights of the beneficiaries of the Options will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the Options are still valid that can be carried out only by preserving the rights of said beneficiaries;
–inform the beneficiaries of the Options, collect the subscriptions and payments of the price of the shares issued pursuant to the exercise of such Options and certify completion of the corresponding capital increases;
–in general, to enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

In accordance with the provisions of Article L. 225-184 of the French Commercial Code, each year, at the ordinary general shareholders’ meeting, the Board of Directors shall inform the shareholders in a special report of the transactions carried out pursuant to this resolution.

8.)     Sets at thirty-eight (38) months, as of the date of this general shareholders’ meeting, the period of validity of this authorization.

9.)     Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authorization given to the Board of Directors to grant stock subscription options and revoke shareholders’ preemptive subscription rights in favor of the beneficiaries of such options.

FOURTEENTH RESOLUTION

Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with Articles L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.)     Delegates to the Board of Directors its authority to issue, when it deems appropriate, stock subscription warrants (“warrants”), on one or more occasions, for a price of € 0.01 each.

2.)     Resolves that the Partner warrants issued pursuant to this delegation shall not confer the right to acquire a total number of shares greater than five million (5,000,000) shares with a par value of € 0.02, and further subject to the overall limit set forth in the SIXTEENTH resolution.

3.)     Resolves that each Partner warrant shall entitle the beneficiary thereof to acquire one new ordinary share with a par value of € 0.02 (hereinafter, “New Share”) at the market value of the Company’s shares, as determined on the date the Board of Directors actually grants the Partner warrants, and delegates to the Board of Directors the power to certify the exercise price, with the right to subdelegate such power in accordance with applicable laws and regulations. Such exercise price shall be equal to 1/4th of the closing price of the Company ADS on the New York Stock Exchange on the date said Partner warrants are actually granted.

4.)     Resolves that the Partner warrants must be exercised within a period of ten years from the date they are issued, and that they shall cease to be valid after such date.

5.)     Resolves that the New Shares subscribed by exercising the Partner warrants shall be subscribed and paid in full, in cash, at the time of the subscription. Such New Shares shall be subject to all provisions of the Company’s bylaws applicable to shares of the same class and shall enjoy all rights pertaining thereto as of the date the capital increase is completed.

6.)     Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of these Partner Warrants, by the shareholders, of their preemptive subscription rights to the shares that will be issued as said Partner Warrants are exercised. The increase in the share capital resulting from the exercise of the Partner Warrants shall be definitively completed merely as the result of a statement that the Partner Warrants are being exercised, accompanied by the New Shares subscription form and payment of the New Shares subscription price.

7.)     Resolves, pursuant to Article L. 225-138 of the French Commercial Code, to revoke the preemptive subscription rights afforded by Article L. 225-132 of the aforementioned Code in favor of persons who meet the characteristics specified below, and who are selected by the Board of Directors:

•the Company’s external partners (independent consultants, etc.) who contribute to the Company’s expansion and success.

8.)     Confers full powers on the Board of Directors to implement this delegation and, in particular, to:
–determine the beneficiaries of the Partner warrants, in compliance with applicable laws and regulations;
–determine the exercise price for these Partner warrants in accordance with the procedures established by this general shareholders’ meeting;
–determine the dates and conditions necessary for exercising the Partner warrants, including but not limited to status of contractual relationship with the Company, as well as individual or collective performance criteria;
–determine the procedure by which the rights of the holders of the Partner warrants will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the Partner warrants are still valid that can be carried out only by preserving the rights of said holders;
–inform the holders of the Partner warrants, collect the subscriptions and payments of the price of the New Shares issued pursuant to the exercise of these Partner warrants and certify completion of the corresponding capital increases; and
–in general, enter into all agreements, take all measures, perform all formalities with respect to the issue, successful issue and financial servicing of the shares issued pursuant to this delegation and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the

Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

9.)     Lastly, points out that, in accordance with Article R.225-116 of the French Commercial Code, within a period of 15 days following each use of this delegation of authority, the Board of Directors shall prepare an additional report describing the definitive terms of the transactions carried out pursuant to this resolution. Such additional report shall be provided to the next general shareholders’ meeting.

10.)     Sets at eighteen (18) months, as of the date of this general shareholders’ meeting, the period of validity of this delegation.

11.)     Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authority delegated to the Board of Directors to issue stock warrants reserved to a specific class of persons and revoke shareholders’ preemptive subscription rights in favor of the holders of such Partner warrants.

FIFTEENTH RESOLUTION

Authorization given to the Board of Directors to grant restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such restricted free shares ; conditions attached to such authorization; powers to be granted to the Board of Directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with Articles L. 225-197-1 through L. 225-197-6 of the French Commercial Code,

1.)     Authorizes the Board of Directors to issue, when it deems appropriate, restricted free shares, on one or more occasions, to the employees of the Company’s subsidiaries, as well as to the Company’s employees and corporate officers.

2.)     Resolves that the restricted free shares granted pursuant to this authorization shall not confer the right to acquire a total number of shares greater than five million (5,000,000) shares with a par value of € 0.02, and further subject to the overall limit set forth in the SIXTEENTH resolution.

3.)     Authorizes the Board of Directors to issue such shares by an incorporation of reserves, additional paid-in capital or retained earnings in an amount equal to the nominal value of the restricted free shares granted.

4.)     Notes that this decision automatically constitutes an express waiver in favor of the beneficiaries of the restricted free shares, by the shareholders, of their preemptive subscription rights.

5.)     Confers full powers on the Board of Directors to implement this authorization and, in particular, to:
–determine the beneficiaries of the restricted free shares, in compliance with laws and regulations, as well as the number to be granted to each beneficiary;
–resolve to increase, as appropriate, the minimum vesting periods required by law in the context of the current authorization;
–determine the conditions and criteria for the grant of restricted free shares, such as, without limitation, seniority, work contract valid and any other financial condition or condition for individual or collective performance;
–determine that vesting may be accelerated in the event of long-term disability:
–determine a period during which the vested shares may not be sold;
–register the restricted free shares in the shareholder register, indicating the vesting periods;
–account for the nominal value of the restricted free shares issued;
–create a restricted reserve for the amount of the nominal value;
–determine the procedure by which the rights of the beneficiaries of the restricted free shares will be preserved, in particular by an adjustment, in the event the Company carries out any transaction while the restricted free shares are unvested that can be carried out only by preserving the rights of said beneficiaries; and
–in general, to enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

In accordance with the provisions of Article 225-197-4 of the French Commercial Code, each year, at the ordinary general shareholders’ meeting, the Board of Directors shall inform the shareholders in a special report of the transactions carried out pursuant to this resolution.

6.)     Sets at thirty-eight (38) months, as of the date of this general shareholders’ meeting, the period of validity of this authorization.

7.)     Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, i.e., any authority delegated to the Board of Directors to grant restricted free shares to employees or executive management.

SIXTEENTH RESOLUTION

Setting an overall ceiling of 5,000,000 ordinary shares (representing, to date, 1,250,000 ADS) for issues of company stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 13, 14 and 15 of this general shareholders’ meeting

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report,

Sets the maximum number of new shares that may be issued pursuant to the issuance authorizations or delegations that are the subject of the THIRTEENTH, FOURTEENTH and FIFTEENTH resolutions of this general shareholders’ meeting at five million (5,000,000) shares with a par value of € 0.02.

SEVENTEENTH RESOLUTION

Authority delegated to the Board of Directors to carry out one or more capital increases up to a maximum nominal amount of € 2,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or securities that confer the right to an allotment of debt securities, reserved to specific classes of persons, and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, in accordance with the provisions of Articles L. 225-129-2, L. 225-135-1, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.)     Delegates to the Board of Directors its authority for the purpose of carrying out one or more capital increases, of the size and at the times in its discretion, in euros, any other currency or a monetary unit established with reference to several currencies, by issuing ordinary shares (to the exclusion of preferred shares) or securities that confer rights to the Company’s equity or securities that confer the right to an allotment of debt securities, issued for consideration or free of charge. Subscriptions for shares and other securities may be made for cash or by a setoff against claims and shall be paid in full at the time of the subscription.

2.)     Resolves that this delegation of authority may only be used to finance the growth of the Company including, for example, acquisitions of companies or business activities, and in general any financing for the development of the Company.
3.)    Resolves that the maximum nominal amount of capital increases that may be carried out, immediately or in the future, pursuant to this delegation of authority shall be two million euros (€ 2,000,000) (or the equivalent of this amount in any other currency that is legal tender or in any unit of account established with reference to a set of currencies). Furthermore, if necessary, shall be added to this maximum nominal amount the nominal amount of additional shares to be issued in order to preserve the rights of holders of securities that confer rights to the Company’s equity, in accordance with law and applicable contractual provisions.
4.)     Resolves that the Board of Directors may increase the number of securities to be issued in the event of a share capital increase by virtue of issues carried out pursuant to this resolution, at the same price as that used for the initial issue, in accordance with applicable laws and regulations on the issuance date (to date, within thirty days from the closing of the subscription period and within the limit of 15% of the initial issue), in particular with a view to granting an over-allotment option in accordance with market practices.
5.)     Resolves that the maximum nominal amount of debt instruments that represent claims against the Company that may be issued, directly or indirectly, immediately or in the future, pursuant to this delegation of authority shall be fifty million euros (€ 50,000,000) (or the equivalent of this amount in any other currency that is legal tender or in any unit of account established with reference to a set of currencies).

6.)     Resolves to revoke the shareholders’ preemptive right to subscribe for the securities that are the subject of this delegation in favor of:
-     any industrial partner that has a similar, complementary or related business to that of the Company;
-     or institutional or strategic investors
(i)that have, as the case may be, the status of Qualified Institutional Buyers or Institutional Accredited Investors within the meaning of U.S. law, of qualified investors within the meaning of Regulation (EU) 2017/1129 of 14 June 2017 or an equivalent status under the rules applicable in its country of incorporation;
(ii)and that invest in companies with high growth potential and have a certain number of significant references making investments in small/mid cap equities;
-    or any institution that acts as a depository in connection with any offering by the Company of American Depositary Shares (“ADS”) registered with the Securities and Exchange Commission.

7.)     Acknowledges the fact that this delegation of authority automatically constitutes an express waiver in favor of the holders of securities that confer rights to the Company’s equity that may be issued pursuant to this resolution, by the shareholders, of their preemptive right to subscribe for the shares to which the securities will confer rights.

8.)     Resolves that the issue price (or the amount of the consideration that the Company is to receive subsequently for each share to be issued in the event securities that confer rights to the Company’s equity are issued) will be set either (i) in accordance with market practices such as, for example, in the case of an underwritten deal or private placement by reference to the price obtained by comparing the number of securities offered for subscription with subscription requests made by investors, using “book-building” techniques as developed by professional practice in the market, or (ii) in accordance with objective share valuation methods that may be selected (including, if applicable, by reference to the price of the Company’s ADS on the New York Stock Exchange) and, if the Board of Directors deems necessary, with the assistance of independent valuation services.

9.)     Sets at eighteen (18) months, as of the date of this general shareholders’ meeting, the period of validity of this delegation of authority.

10.)     Resolves that the Board of Directors shall have full powers to implement this delegation of authority, within the restrictions and subject to the conditions specified above and, in particular, to:
-    draw up a list of beneficiaries within the classes described above that may subscribe for the securities issued and the number of securities to allot to each one, subject to the restrictions specified above;
-    set the amount of the issue(s) that will be carried out pursuant to this delegation of authority and decide inter alia the issue price (in accordance with the price-setting conditions specified above) and the dates, deadlines, procedures and conditions applicable to the subscription, delivery and dated date of the securities, subject to applicable laws and regulations;
-    if applicable, establish the procedures for exercising the rights pertaining to shares or securities that confer equity rights that are to be issued and, if applicable, establish the procedures for exercising inter alia conversion, exchange and redemption rights, including by delivering assets to the Company, such as securities already issued by the Company;

-    collect the subscriptions and corresponding payments and certify completion of the capital increases up to the amount of shares subscribed, and make the corresponding amendment to the Company’s bylaws;
-    pursuant to its sole initiative, set off the expenses of the capital increase(s) against the amount of the issue premium(s) generated thereby, and withdraw from such amount the sums necessary to increase the amount of the statutory reserve to one-tenth of the new amount of the share capital after each capital increase;
-    decide and make all adjustments intended to take account of the impact of transactions on the Company’s capital, in particular, changes to the par value of shares, capital increases by capitalizing reserves, free allotments of shares, stock splits or reverse stock splits, distributions of reserves or any other assets, capital redemptions or any other transaction involving shareholders’ equity, and determine the procedures by which the rights of the holders of securities that confer equity rights will be preserved, if necessary; and
-    in general, take all measures and perform all formalities of use with respect to the issuance and financial servicing of the securities issued pursuant to this delegation of authority and for exercising the rights pertaining thereto as well as perform all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

11.)     Resolves that by virtue of this delegation, and within its limits and subject to the provisions of Article L. 228-65 of the French Commercial Code, the Board of Directors shall also have the authority to amend the terms of any existing convertible debt which was previously issued by the Board of Directors acting under the delegation of authority consented by this or any other meeting of shareholders.

12.)     Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority for the same purpose, it being specified, for the avoidance of doubt, that the delegation of authority provided for under the FOURTEENTH resolution has a different purpose from this resolution and that the latter accordingly does not abrogate such FOURTEENTH resolution.

13.)     Notes that in accordance with Article R.225-116 of the French Commercial Code, the Board of Directors will prepare, within 15 days of the use this delegation, a complementary report describing the final conditions of the transactions carried out pursuant to this resolution. Such report will be made available at the next shareholders meeting.

EIGHTEENTH RESOLUTION

Delegation of powers to the Board of Directors to proceed to a reduction of the share capital by way of incorporation of losses into capital, with terms and timing to be decided by the Board of Directors

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having read the Board of Directors’ report and the statutory auditor’s report, in accordance with the provisions of Article L. 225-204 paragraph 1 of the French Commercial Code,

1.)Delegates to the Board of Directors all powers to
–decide to eliminate totally or partially the amount of accumulated deficit by incorporating such deficit into additional paid-in capital account such that the additional paid-in capital account is reduced to a limit of € 0;
–decide then, if any accumulated deficit remains, to incorporate the remaining deficit into the nominal capital account such that the nominal capital account is reduced to a limit of the legal minimum nominal capital; and
–decide that any reduction of the nominal capital account will result in a corresponding reduction of the nominal value per ordinary share of the Company;

2.)Resolves that the Board of Directors shall have full powers to implement this delegation to:
-    determine the exact amount of the reduction of the accumulated deficit;
-    determine the exact amount of the reduction of the nominal capital account of the Company;
-    determine the new nominal value per ordinary share of the Company;
-    publish all required notices and perform all required formalities;
-    acknowledge and finalize the reduction of nominal capital and the balance of the retained earnings; and
-    modify the Company by-laws Article 6 “Share Capital”;

3.)Sets at twelve (12) months, as of the date of this general shareholders’ meeting, the period of validity of this delegation of powers.

NINETEENTH RESOLUTION

Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, having heard the Board of Directors’ report and the statutory auditor’s report, acting in accordance with, firstly, the provisions of Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the French Commercial Code and, secondly, the provisions of Articles L. 3332-1 et seq. of the French Labor Code (Code du Travail),

1.)     Delegates to the Board of Directors its authority to decide to increase the share capital, on one or more occasions, up to a maximum total number of shares equal to 3% of share capital on the date of the Board of Directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more corporate savings plans (or any other membership plan for which applicable laws and regulationspermit reserving a capital increase under equivalent conditions) that may be set up within the group comprised of the Company and the French or foreign companies within the Company’s consolidation scope or combination of accounts.

2.)     Sets at twenty-six (26) months, as of the date of this shareholders’ meeting, the period of validity of this delegation of authority.

3.)     Resolves that the issue price of the new shares or securities that confer equity rights shall be determined in accordance with applicable laws and regulations.

4.)     Authorizes the Board of Directors to grant, free of charge, to the beneficiaries specified above, in addition to shares or securities that confer equity rights to be subscribed for cash, shares or securities that confer equity rights to be issued or already issued by way of substitution of all or part of the discount to the share subscription price, provided the benefit obtained from such allotment does not exceed applicable laws and regulations limits.

5.)     Resolves to revoke, in favor of the beneficiaries specified above, the preemptive right of shareholders to subscribe for the securities that are the subject of this authorization. Furthermore, said shareholders shall waive all rights to the restricted free shares or securities that confer equity rights that may be issued pursuant to this resolution.

6.)     Resolves that the Board of Directors shall have full powers to implement this delegation of authority, with the right to subdelegate such powers in accordance with applicable laws and regulations, within the limits and subject to the conditions specified above, for the purpose of setting the issuance and subscription conditions, certify completion of the resulting capital increases and make the corresponding amendments to the Company’s bylaws and, in particular, to:
–establish, in accordance with legal requirements, a list of companies whose employees, employees on early retirement and retired employees may subscribe for the shares or securities that confer equity rights thus issued and, if applicable, may be entitled to restricted free shares or securities that confer equity rights;

–decide that the subscriptions may be made directly or through corporate mutual funds or other structures or entities permitted by applicable laws and regulations;

–determine the conditions, in particular, seniority conditions, that the beneficiaries of the capital increases must meet;

–if applicable, set off the expenses of the capital increases against the amount of the issue premiums generated thereby, and withdraw from such amount the sums necessary to increase the amount of the statutory reserve to one-tenth of the new amount of stated capital as a result of such capital increases; and

–in general, enter into all agreements, take all measures, perform all formalities with respect to the issuance, successful issue and financial servicing of the shares issued pursuant to this authorization and make all corresponding amendments to the Company’s bylaws as well as performing all necessary formalities in order to allow the Company shares to be issued hereunder to be traded on the New York Stock Exchange in the form of ADS.

7.)     Acknowledges that, as of this date, this delegation of authority abrogates the unused portion, if any, of any prior delegation of authority to the Board of Directors for the purpose of carrying out a capital increase reserved for employees, it being specified, for the avoidance of doubt, that the delegations of authority provided for under the FOURTEENTH and SEVENTEENTH resolutions each has a different purpose from this resolution and that the latter accordingly does not abrogate such FOURTEENTH and SEVENTEENTH resolutions.

TWENTIETH RESOLUTION

Powers and formalities

The general shareholders’ meeting grants full powers to the bearer of the original, an excerpt or a copy of these minutes for the purpose of performing all publication, filing and other necessary formalities.

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Attachment 1

Director Warrants Issuance Agreement

Dated June 25, 2021
(1) SEQUANS COMMUNICATIONS S.A. (the “Company”)
(2) THE HOLDER OF DIRECTOR WARRANTS

Summary

PREAMBLE: PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1.    SUBSCRIPTION AND FEATURES OF DIRECTOR WARRANTS

Article 1.     Holder of Director Warrants
Article 2.     Allotment and subscription of Director Warrants
Article 3.     Features and period of validity Director Warrants - Conditions of exercise
Article 4.     Setting of the subscription price for shares covered by the Director Warrants
Article 5.     Termination of the mandate of non-executive Board Member of the Company - Exceptions

Title 2.    RIGHT OF EXERCISE - SUSPENSION - FORMALITIES - SHARES SUBSCRIBED

Article 6.     Suspension of the rights to exercise the Director Warrants
Article 7.     Conditions of exercise of Director Warrants
Article 8.     Delivery and form of shares
Article 9.     Rights and availability of shares

Title 3.     REPRESENTATION OF HOLDERS - Protection - AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10.    Representation of Holders
Article 11.    Protection of Holders - Rights of the Company
Article 12.    Binding effect - Amendment of the issuance agreement - Term - Jurisdiction

15

WHEREAS:

In a decision taken on June 25, 2021, a combined general shareholders' meeting (the "CGM") of the Company voted in favour of the issuance of a total number of 980,000 Director Warrants ("Director Warrants"), at a subscription price of 0,00000714 euro per BSA (i.e. 1.00. euro for 140,000 BSA), allocated as follows:

-    Mr. Hubert de Pesquidoux    140,000 Director Warrants
-    Mr. Dominique Pitteloud        140,000 Director Warrants
-    Mr. Zvi Slonimsky        140,000 Director Warrants
-     Mr. Alok Sharma         140,000 Director Warrants
-     Mr. Yves Maître        140,000 Director Warrants
-     Mr. Richard Nottenburg        140,000 Director Warrants
-    Mr. Wesley Cummins        140,000 Director Warrants

Each BSA subscribed gives the Holder the right to purchase one ordinary share of the Company at a fixed exercise price.

The CGM delegated to the Board of Directors the power (i) to record the exercise price equal to the closing market value on the issuance date of the Director Warrants, (ii) to ascertain the completion of the capital increase relating to the subscription of the Director Warrant, (iii) increase share capital by a maximum nominal amount of € 19,600 with respect to 980,000 Director Warrants, and subsequently (iv) to record the successive increases in share capital as a result of the exercise of the Director Warrants, and to carry out all formalities required as a result thereof.

The Board of Directors, in their meeting of June [•], 2021, did record the exercise price and ascertain the increase of the share capital.

The CGM, having eliminated the preferred subscription right of shareholders to the Director Warrants, fully reserved subscription of these Director Warrants for the subscribers designated by the CGM.

The purpose of this Director Warrants issuance agreement (the “Issuance Agreement”) is to define the terms and conditions governing the Director Warrants issued to each Holder with a vesting period.

THE PARTIES AGREE AS FOLLOWS

Title 1. SUBSCRIPTION AND FEATURES OF Director Warrants

Article 1.     Holder of Director Warrants

The Holder is a physical person being a non-executive member of the Company's Board of Directors, designated by the CGM.

The number of Director Warrants allocated to each Holder is 140,000, as provided in the recitals.

Article 2.     Allotment and subscription of Director Warrants.

The Director Warrants proposed to the Holders shall be subscribed at the price of 0.00000714 euro per Director Warrant (i.e. 1.00 euro for the 140,000 Director Warrants allotted to each Holder), price which shall be paid on subscription, either by mean of a payment in cash or by way of a set-off with a debt.

The number of Director Warrants allotted to Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman; the subscription of such shall be done no later than 10 days from the receipt of the aforesaid letter, by returning to the Company

-     the Director Warrants subscription form duly signed,
-     as well as a copy of this Issuance Agreement attached to said letter, after the Holder has duly executed said copies.

Failure to comply with this major formality within the applicable period - except in the event of Force Majeure - shall render the Director Warrants issued immediately and automatically void.

Article 3.     Features and period of validity of Director Warrants - Conditions of exercise

Provided they are subscribed for by the Holder, Director Warrants are granted for a period of 10 years as from June 25, 2021, date of their issuance by the CGM.

Director Warrants will vest on the first anniversary of their issuance, i.e. June 25, 2022, provided that the Holder still is a Director or is a member of the Strategic Advisory Board on that date (the “Vesting Period”), and must be exercised within the aforementioned maximum period of 10 years. For the sake of clarity, the Holder is entitled to exercise at any time and without restriction all or part of his/her fully vested Director Warrants as from June 25, 2022 until June 25, 2031 as documented in the Individual Notification Letter.

Exercising a Director Warrant entitles the Holder to subscribe for one ordinary share of the Company’s share capital.

This number of shares cannot be modified during the Director Warrants period of validity, except in the event of an adjustment in the subscription price and any other adjustments in accordance with applicable laws and regulations.

Any Director Warrant that is not exercised by the expiry of the aforementioned 10-year period shall be null and void.

Article 4.     Setting of the exercise price for shares covered by the Director Warrants

The CGM decided that the exercise price for shares to be issued pursuant to an exercise of the Director Warrants shall be equal, based on the current share/ADS ratio, to 1/4th of the closing price on the New York Stock Exchange of a Company ADS on June 25, 2021.

This subscription price - with respect to this Director Warrants Issuance Agreement - is set in the amount of USD [●] per share (ADS); the counter value in Euros shall be determined on the exercise date of the Director Warrants. The par value of each share is EUR 0.02.

This price may not be changed during the Director Warrants period of validity, except in the event of adjustments in accordance with applicable laws and regulations.

Article 5.     Termination of the mandate of non-executive Board member of the Company - Exceptions

5.1 In the event the Holder no longer holds his/her mandate as non-executive Board member of the Company on the first anniversary of issuance, the Holder shall lose any and all rights with regard to his/her Director Warrants which shall all become null and void, subject to clause 5.2.

5.2 In the event the Holder, whose mandate as non-executive Board member of the Company is terminated for whatever reason, is appointed member of the Strategic Advisory Board on or before the date of termination of the aforesaid mandate, all rights with regard to his/her Director Warrants shall remain in force as if the Holder was a Board member of the Company.

In the event the Holder no longer holds his/her position as member of the Strategic Advisory Board on the first anniversary of issuance, the Holder shall lose any and all rights with regard to his/her Director Warrants which shall become null and void.

5.3. Notwithstanding the provisions of article 5.1 and 5.2 above,

•in the event of death of the Holder, all Director Warrants subscribed by the Holder and not yet exercisable would nevertheless become exercisable by his/her heirs or beneficiaries from the effective death date, notwithstanding the Vesting Period set forth under article 3 above, allowing said heirs or beneficiaries to exercise any and all remaining Director Warrants, provided that such exercise occurs within a period of 6 months following the aforesaid death.

•should the Company be subject to an acquisition by a third party, all Director Warrants subscribed by the Holder and not yet exercisable would nevertheless become exercisable from the effective date of such change of control, notwithstanding the Vesting Period set forth under article 3 above, allowing said Holder to exercise any and all remaining Director Warrants, provided that such exercise occurs within a period of 90 days following the aforesaid acquisition.

Title 2. RIGHT OF EXERCISE - SUSPENSION - FORMALITIES - SHARES SUBSCRIBED

Article 6.     Suspension of the rights to exercise Director Warrants

If necessary, the Board of Directors may suspend the right to exercise the Director Warrants. In particular, a suspension may be ordered whenever a transaction concerning the Company’s share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, the Company shall inform the Holders of the Director Warrants, indicating the date of the suspension and the date on which the right to exercise Director Warrants will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a Director Warrant expires during a period in which rights are suspended, the period for exercising the Director Warrants shall be extended by 3 months.

Article 7.    Conditions of exercise of Director Warrants

All requests for exercising Director Warrants, documented by the signature of the corresponding subscription certificate, shall be sent to the Company, and must be accompanied by a cheque or a money transfer made out to the Company's order in an amount corresponding to the number of shares subscribed. Alternatively, Director Warrants may be exercised via any on-line equity incentives system which may be put in place by the Company.

Shares subscribed must be, at the time of subscription, either fully paid up in cash or by way of a set-off with a debt. Failure to do so renders the subscription of shares null and void.d.

Article 8.    Delivery and form of shares

Shares acquired by exercising BSA are registered in the books of the Company as registered shares.

Article 9.     Rights and availability of shares

The ordinary shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to shares of such class as from the date the increase in share capital is completed.

These shares shall be immediately transferable.

Title 3. REPRESENTATION OF HOLDERS - PROTECTION - AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10.    Representation of Holders of Director Warrants

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of Director Warrants are grouped into a body with legal personality protecting their joint interests (the "Masse"). General meetings of Holders meet at the registered office or in any other location of the department of the registered office or of bordering departments.

The Masse will appoint one or more representatives of the body, at the request of the Board of Directors. The representative(s) of the Masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his/her duties.

Article 11.    Protection of Holders - Rights of the Company

11.1    Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2    During the entire period of validity of the Director Warrants, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of Director Warrants. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly take the measures necessary to maintain the rights of the Holders, in compliance with applicable legal and/or regulatory provisions.

11.3    Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take any measure relating to the protection and adjustment of the rights of Holders as provided for by the law and regulations, in particular by Article L. 228-99 of the French Commercial Code.

11.4    The Issuance Agreement and the conditions for the subscription or allotment of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12.    Binding effect - Amendment of the issuance agreement - Term - Jurisdiction

12.1    The Holders are automatically subject to this Issuance Agreement, through this subscription or acquisition of Director Warrants.

12.2    This Issuance Agreement becomes effective on the date of effective subscription of the Director Warrants and ends on the first of the following dates: (a) the expiry date of the Director Warrants, (b) the date on which all the Director Warrants have been exercised or waived. In addition, it will cease to be binding on each Director Warrant Holder on the date on which such holder ceases to hold any Director Warrants.

12.3    This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the Director Warrants will be referred to the relevant court of the district of the Cour d’appel of the registered office of the Company.

SEQUANS COMMUNICATIONS    ______________________________

Mr/Ms.__________________________    ______________________________

(the "Holder"")

(The Holder shall initialize each page, sign the last page and write down: "read and approved")